Exhibit 99.3

CUPRINA HOLDINGS (CAYMAN) LIMITED

Compensation Committee Charter

(Adopted on [      ], 202_)

1.	Compensation Committee Purpose. The purpose of the Compensation Committee (the “Committee”) of the Board of Directors (the “Board”) of Cuprina Holdings (Cayman) Limited (the “Company”) is: (a) to review and approve corporate goals and objectives relevant to compensation of the Company’s Chief Executive Officer (the “CEO”), evaluate CEO’s performance in light of those goals and objectives, and, either as a committee or together with the independent directors (as directed by the Board), determine and approve CEO’s compensation level based on this evaluation; (b) to make recommendations to the Board with respect to other executive compensation, incentive-compensation and equity-based plans that are subject to Board approval; and (c) to produce any report on executive officer compensation that it is required to prepare by the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

2.	Compensation Committee Composition.

2.1	Membership. The Committee will consist of three or more members of the Company’s Board.

2.2	Appointment. The members of the Committee will be appointed by and serve at the discretion of the Board and shall serve for such term or terms as the Board may determine. The vacancy on the Committee shall be filled by majority vote of the Board. No member of the Committee shall be removed except by majority vote of the Board. Unless the Board appoints a Chairperson of the Committee, the members of the Committee shall designate a Chairperson by majority vote.

3.	Compensation Committee Responsibilities and Duties.

The Board delegates to the Committee the express responsibility and authority to the following:

3.1	Compensation Programs. Establish the Company’s general compensation philosophy, and, in consultation with senior management, oversee the development and implementation of compensation programs.

3.2	CEO Performance. At least annually, (i) review and approve corporate goals and objectives relevant to the compensation the CEO, (ii) evaluate the performance of the CEO in light of those goals and objectives, (iii) report the results of such evaluation to the Board and (iv) have the authority, either as a committee or together with the independent directors (as directed by the Board), to determine the CEO compensation level based on this evaluation.

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3.3	Senior Executive Officer Compensation. At least annually, review and approve all compensation arrangements with the CEO and the other senior executive officers of the Company, including, without limitation: (i) the annual base salary level; (ii) the annual incentive opportunity level; (iii) the long-term incentive opportunity level; (iv) employment agreements, severance arrangements and change-in-control agreements/provisions, in each case as, when and if appropriate; and (v) any special or supplemental benefits.

3.4	Non-CEO Compensation. Review and make recommendations to the Board with respect to the Company’s non-CEO compensation, incentive-compensation plans and equity-based plans and oversee the administration of these plans and discharge any responsibilities imposed on the Committee by any of these plans.

3.5	Director Compensation. Periodically review the compensation of the Company’s directors and make recommendations to the Board with respect thereto.

3.6	Regulatory Compliance. Oversee the Company’s regulatory compliance with respect to compensation matters.

3.7	Committee Reports. Prepare any report regarding executive compensation that it is required to prepare in accordance with SEC rules and regulations.

3.8	Annual Evaluation of Committees and Charter.

(a)	Evaluation of Committee. Annually evaluate the performance of the Committee.

(b)	Review and Publication of Charter. Review and reassess the adequacy of this Charter at least annually and recommend any proposed changes to the Board, as appropriate.

3.9	Other Duties. Exercise such other powers and perform such other duties as may from time to time be delegated to the Committee by the Board.

4.	Compensation Consultants. The Committee shall have the sole authority, without further approval by the Board, to select, retain and terminate a compensation consultant to assist in the evaluation of director, CEO or senior executive compensation and to approve any compensation payable by the Company to such consultant, including the fees, terms and other conditions for the performance of such services.

5.	Reports to Board; Meetings, Minutes.

5.1	Reporting to the Board. The Committee shall report to the Board periodically on all matters for which the Committee has responsibility.

5.2	Semi-annual and Other Meetings. The Committee shall meet at least twice a year and will hold other meetings with such frequency, and at such times, as its Chairperson, or a majority of the Committee, deems appropriate. Special meetings of the Committee may be called by the Chairperson and will be called promptly upon the request of any two Committee members. The agenda of each meeting will be prepared by the Chairperson, in consultation with other Committee members, and circulated, if practicable, to each member prior to the meeting date. Unless the Committee or the Board adopts other procedures, the provisions of the Company’s Articles of Association, as amended from time to time, applicable to meetings of Board committees (or if no such provisions exist, applicable to meetings of the Board) will govern meetings of the Committee.

5.3	Minutes. The Committee shall keep minutes of each meeting.

6.	Subcommittees. The Committee has the power to appoint and delegate matters to subcommittees, but no subcommittee will have any final decision-making authority on behalf of the Board or the Committee.

7.	Rules and Procedures. Except as expressly set forth in this Charter or the Company’s Articles of Association, as amended from time to time, or Corporate Governance Guidelines, each as amended from time to time, or as otherwise provided by law or the rules of the Nasdaq, the Committee shall establish its own rules and procedures.

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